[Chapman and Cutler LLP Letterhead]

January 14, 2022

VIA EDGAR CORRESPONDENCE

Christopher Bellacicco
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

Valkyrie ETF Trust II (the “Trust”)

File Nos. 333-258722; 811-23725

Dear Mr. Bellacicco:

This letter responds to your additional comment received by telephone on January 12, 2022 regarding the registration statement filed on Form N-1A for Valkyrie ETF Trust II (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on November 4, 2021 (the “Registration Statement”). The Registration Statement relates to the Valkyrie Bitcoin Miners ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Risks

Please revise the prospectus to include risk disclosure specific to ESG.

Response to Comment 1

The prospectus has been revised in accordance with the Staff’s comment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren

Morrison C. Warren